SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANAGOLD RESOURCE LTD.

#810 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6

EXHIBIT LIST

99.1	Notice of Meeting
99.2	Information Circular
99.3	Form of Proxy

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANAGOLD RESOURCES LTD.

Date: September 20, 2022	By:	/s/ Catalin Kilofliski
Catalin Kilofliski
Chief Executive Officer

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